EXHIBIT 12(a)

	Year Ended December 31,
	2013	2012	2011	2010	2009
EARNINGS:
Income (loss) from continuing operations	$(2,325)	$(3,360)	$(1,913)	$(2,812)	$408
Subtract: Equity in earnings of unconsolidated subsidiaries (net of tax)	(335)	(270)	(286)	(277)	—
Add: Total federal income tax expense (benefit)	(1,271)	(1,232)	(1,134)	389	367
Fixed charges (see detail below)	2,759	3,578	4,360	3,646	3,225
Distributed income of equity investees	213	147	116	169	—
Total earnings (loss)	$(959)	$(1,137)	$1,143	$1,115	$4,000
FIXED CHARGES:
Interest expense	$2,729	$3,544	$4,326	$3,614	$3,190
Rentals representative of the interest factor	30	34	34	32	35
Total fixed charges	$2,759	$3,578	$4,360	$3,646	$3,225
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	—	—	—	1.24
____________

(a)	Fixed charges exceeded earnings by $3.718 billion, $4.715 billion, $3.217 billion and $2.531 billion for the years ended December 31, 2013, 2012, 2011 and 2010, respectively.